UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________

                                  SCHEDULE 13D
                            _________________________

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                           PIPEX PHARMACEUTICALS, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   724153 10 1
                                 (CUSIP NUMBER)

                                HANK GRACIN, ESQ.
                               LEHMAN & EILEN LLP
                            MISSION BAY OFFICE PLAZA
                                    SUITE 300
                               20283 STATE ROAD 7
                              BOCA RATON, FL 33498
                                 (561) 237-0804
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                 JANUARY 7, 2007
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(d), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.24013d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 724153 10 1                  13D                    Page 2 of 9 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve H. Kanzer

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
    (a) / /
    (b) /X/

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E): / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7.  SOLE VOTING POWER:        0 shares

8.  SHARED VOTING POWER:      24,991,448 shares*

9.  SOLE DISPOSITIVE POWER:   0 shares

10. SHARED DISPOSITIVE POWER  24,991,448 shares

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON:       24,991,448 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES:  / /

13. PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11):            45.84%

14. TYPE OF REPORTING PERSON: IN


* Consists of 21,259,138 common shares and 2,497,817 warrants to purchase common shares through Accredited Venture Capital LLC and 195,238 common shares and 1,039,255 warrants to purchase common shares directly.

CUSIP NO. 724153 10 1                  13D                    Page 3 of 9 Pages


1.  NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    Accredited Venture Capital, LLC EIN 22-3821141

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
    (a) / /
    (b) /X/

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E): / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.  SOLE VOTING POWER:        0 shares

8.  SHARED VOTING POWER:      23,756,955 shares*

9.  SOLE DISPOSITIVE POWER:   0 shares

10. SHARED DISPOSITIVE POWER  23,756,955 shares

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON:       23,756,955 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13. PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11):           44.42%

14. TYPE OF REPORTING PERSON*: OO


* Consists of 21, 259,138 common shares and 2,497,817 warrants to purchase common shares.

CUSIP NO. 724153 10 1                  13D                    Page 4 of 9 Pages


1.  NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    Pharmainvestors, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
    (a) / /
    (b) /X/

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E): / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.  SOLE VOTING POWER:        0 shares

8.  SHARED VOTING POWER:      23,756,955 shares*

9.  SOLE DISPOSITIVE POWER:   0 shares

10. SHARED DISPOSITIVE POWER  23,756,955 shares

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON:       23,756,955 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13. PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11):              44.42%

14. TYPE OF REPORTING PERSON*: OO



* Consists of 21,259,138 common shares and 2,497,817 warrants to purchase common shares through Accredited Venture Capital LLC.

CUSIP NO. 724153 10 1                  13D                    Page 5 of 9 Pages


Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the common shares, $.001 par value (the "Common Shares"), of Pipex Pharmaceuticals, Inc., a Delaware corporation, with principal executive offices located at 3985 Research Park Drive, Ann Arbor, MI 48108 (the "Issuer").

Item 2.  Identity and Background.

         (a) This Amendment to Schedule 13D is being filed on behalf of Accredited Venture Capital, LLC, a Delaware limited liability company, Pharmainvestors, LLC, a Delaware limited liability company and the Managing Member of Accredited Venture Capital, LLC, and Steve H. Kanzer, Managing Member of Pharmainvestors, LLC (together, the "Reporting Persons").

         The Reporting Persons are filing this statement pursuant to Rule 13d-1(a) under the Exchange Act of 1934, as amended. By their signatures on this Statement, the Reporting Persons agree that this Statement is filed on their behalf.

         (b) The principal business of Accredited Venture Capital, LLC is making and managing investments in the biotechnology sector.

         (c) The principal business of Pharmainvestors, LLC is making and managing investments in the biotechnology sector.

         (d) Mr. Kanzer's present occupation is Chief Executive Officer of the Issuer. The principal business address of Mr. Kanzer is 3985 Research Park Drive, Ann Arbor MI 48108. Mr. Kanzer is a citizen of the United States of America.

         (e) None of the persons referred to above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations).

         (f) None of the persons referred to above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 724153 10 1                  13D                    Page 6 of 9 Pages


Item 3.  Source and Amount of Funds or Other Consideration.

         Effective October 31, 2006, Pipex Therapeutics, Inc., a Delaware corporation, became a wholly owned subsidiary of the Issuer, when it merged with and into Pipex Therapeutics Acquisition Corp., a wholly owned subsidiary of the Issuer. At the effective time of the merger, every share of Pipex Therapeutics Inc.'s issued and outstanding common shares were cancelled and converted into one common share of the Issuer. As a result, the Reporting Persons acquired 21,259,138 of the Issuer's common shares. All of these shares were initially acquired from Pipex Therapeutics, Inc. in exchange for a cash investment.

         In addition, at the effective time of the merger, each warrant to purchase shares of Pipex Therapeutics, Inc.'s common shares was converted into the right to receive, upon exercise of such warrant, an equal number of shares of the Issuer's common shares. As a result, the Reporting Persons' warrants to purchase 2,497,817 shares of Pipex Therapeutics, Inc.'s common shares, at an average exercise price of approximately $.74 per share, were converted into an equal number of warrants to purchase common shares of the Issuer.

         In October and November 2006, the Issuer completed a private placement with Accredited Equities Inc. ("AEI") as its placement agent. In connection with this private placement, Mr. Kanzer received 1,016,302 warrants to purchase 1,016,302 shares of the Issuer's common stock at $.74 per share in his capacity as the Chairman of AEI.

         Mr. Kanzer received on January 7, 2007 22,953 warrants to purchase 22,953 shares of the Issuer's common stock at an exercise price of $1.10 in exchange for previously issued warrants to purchase common stock shares of Effective Pharmaceuticals, Inc. ("EPI") in connection with the Issuer's acquisition of EPI.

         Mr. Kanzer purchased on February 21, 2007 95,238 shares of the Issuer's common stock for $1.05 per share in a privately negotiated transaction with an institutional seller.

         Mr. Kanzer purchased on February 27, 2007 an additional 100,000 shares of the Issuer's common stock for $1.25 per share in a privately negotiated transaction with an institutional seller.

Item 4.  Purpose of the Transaction.

         The Reporting Persons purchased the common shares and warrants for investment purposes. The Reporting Persons may acquire additional common shares of the Issuer or securities convertible into common shares of the Issuer, or may dispose of the same, through market transactions or otherwise.

CUSIP NO. 724153 10 1                  13D                    Page 7 of 9 Pages


         The Reporting Persons do not have any current definite plans or proposals which would relate to or result in:

         (a) the acquisition or disposition of securities of the Issuer other than as herein disclosed;

         (b) an extraordinary corporate transaction such as a merger; reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any changes in the present board of directors or management of the Issuer;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any changes in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person;

         (g) Any action similar to any of those enumerated above.

         Mr. Kanzer, however, in his capacity as Chief Executive Officer of the Issuer, consistently evaluates potential acquisition candidates and capital raising transactions on behalf of the Issuer.

Item 5.  Interest in Securities of the Issuer.

         The only interest in the securities of the Issuer which the Reporting Persons hold are the interests which have been described in Item 3.

         (a) As of the date hereof, the Issuer has 50,979,171 common shares issued and outstanding.

         (b) Assuming the exercise in full of the aggregate number of warrants held by the Reporting Persons, the Reporting Persons have shared voting power and shared dispositive power over 24,991,448 common shares of the Issuer. As a result, the Reporting Persons beneficially own approximately 45.84% of the Issuer's outstanding common shares.

CUSIP NO. 724153 10 1                  13D                    Page 8 of 9 Pages


         (c) The following transactions in the Issuer's common stock have been effected during the past 60 days by the Reporting Persons:

         Mr. Kanzer purchased on February 21, 2007 95,238 shares of the Issuer's common stock for $1.05 per share in a privately negotiated transaction with an institutional seller.

         Mr. Kanzer purchased on February 27, 2007 100,000 shares of the Issuer's common stock for $1.25 per share in a privately negotiated transaction with an institutional seller.

         (d) The only interest in the securities of the Issuer which the Reporting Persons hold are the interests which have been described above in Item 3.

         (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits

         None.

CUSIP NO. 724153 10 1                  13D                    Page 4 of 9 Pages


                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: As of March 9, 2007


/s/Steve H. Kanzer                           ACCREDITED VENTURE CAPITAL, LLC
-----------------
Steve H. Kanzer                              By: Pharmainvestors, LLC
                                             Its: Managing Member

                                             By: /s/ Steve H. Kanzer
                                                 -----------------------
                                                 Steve H. Kanzer
                                                 Managing Member

PHARMAINVESTORS, LLC

By: /s/ Steve H. Kanzer
    --------------------
   Steve H. Kanzer
   Managing Member